Filed by AMB Property Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ProLogis

Commission File No.: 1-12846

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About the Proposed Transaction and Where to Find it:

In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB.  ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS are urged to read the JOINT proxy statement/prospectus AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND when THEY become available, because THEY will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690.  Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010.  You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010.  Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Andrew Ross Sorkin

The drop in consumption and global trading - the financial crisis took a painful toll on the industrial real estate sector.  Our next guests are reporting signs of a rebound.  Joining us now Hamid…

Hamid Moghadam

Moghadam.

Andrew Ross Sorkin

What did you say?

Hamid Moghadam

Moghadam.

Andrew Ross Sorkin

Moghadam, is that how I pronounce it?  I apologize.  Chairman and CEO of AMB Property.  And Walt Rakowich, did I pronounce that correctly?

Walt Rakowich

You pronounced it really well.

Andrew Ross Sorkin

The CEO of ProLogis.  The two companies agreed to a merger on January 31st that is expected to close in the second quarter of this year.  The resulting company would manage $46 billion in assets. Good to see you guys.  Congratulations.

Walt Rakowich

Thank you very much.  Great to be here.

Andrew Ross Sorkin

How do we think about this in terms of, this is logistics, this is distribution and you put all that together and the only reason I’m thinking of logistics and distribution now. I’m thinking of Egypt, I’m thinking of a lot of issues in terms of getting stuff to places. And what does actually putting these things together mean now on a relative basis.

Walt Rakowich

Well, let me start off.  First of all, we, both of us, own distribution facilities that are leased by some of the largest multinational companies in the world that are providing logistics out of these facilities.  And what this merger really does for the two of us is it takes two companies that are both strong in the United States, but we are in areas of Europe where AMB is not, AMB is in China and Brazil and other areas that we are not and combines two companies that are on four continents and allows those companies to be able to serve those customers that are in the logistics business that are moving product throughout the world better.  In a sort of a single source provider.

Andrew Ross Sorkin

And what are you guys seeing in terms of, I mean, I assume you put these two companies together you do this because you think the market is getting better, but my question is, when you put them together, where are the synergies given that, I assume this is a business, these are plants.  Is it just a back office synergy in terms of savings, or no?

Walt Rakowich

Well, there are really synergies in three main areas.  The first area is, as I just mentioned, because the platform is throughout the world.  We are able to serve customers in areas of the world that individually either of us could not.  The second thing is that there are costs to capital synergies in putting these companies together.  The company, together, will have a combined market cap of about $27 billion.  Very, very liquid, unsecured bonds and the like.  So, costs to capital synergies are very real.  The other thing is when you put these companies together there are operational synergies that you mentioned.  Roughly $80 million a year, which has a significant impact to the combined bottom line of the company.

Carl Quintanilla

Is this a sign that it is hard to grow organically?  Or why the merger?

Hamid Moghadam

No, actually, if you look at the drivers of our business from an organic point of view we’re driven by global trade, and global trade is growing at 3 to 4 times domestic GDPs and the combined platform is in 20+ countries that account for about 80% of the world economy.  So we are in all the right places that are growing fast and our fortunes are tied to global trade, which is a very important driver.  So, it’s not like we can’t do this on our own.  It’s just that the opportunity to put these two things together is so compelling in terms of our ability to service our customers that not to do it would be a misstep.

Carl Quintanilla

And I’m guessing geographic overlap was de minimis, right?

Hamid Moghadam

Well, we do have some overlap in the US, Canada, Mexico and Japan.  Less of an overlap in Europe.  But there are definitely areas of the world that we complement one another.  So we get deeper in some of the markets that we are already in.  And then we broaden the platform, and this business of opening up in new countries is very hard and very expensive.  And if we can avoid that by joining forces, that’s a real benefit for our shareholders and for our customers.

Carl Quintanilla

We had a big discussion yesterday about what’s a stronger driver for the global economy: U.S. exports – trade with other countries – or trade among those countries, between each other, emerging markets trading with each other.

Hamid Moghadam

The strongest trade flows are inter-Asia, by far.

Carl Quintanilla

So let’s say, for example –

Hamid Moghadam

Well, anything that’s made – let’s say for example, an iPhone, every component of it goes through a couple of national borders, back and forth, sub-assemblies, everything, and a lot of that takes place in Asia. The final product may get on a plane probably because of its cost, and get shipped to L.A. or JFK, or something but there’s a lot of inter-country movement, mostly in Asia, for the components that put that thing together.

Andrew Ross Sorkin

On the logistics end of it – actually, you know what, I’m going to go back to the synergy issue, because this is actually a question I have about the REIT business overall. Which is, I get the platform story – the operations story. But I never really understood the benefits of merging. In the real estate world, I never really understood where the savings come from, given that you’re buying businesses and all these other.  I understand the capital story but I don’t get the actual true operational story - what the platform ultimately represents.

Hamid Moghadam

Let me try to stab at that.  Our business is very different than a normal real estate business.  If you are a big real estate company and you own 20 large office buildings in New York, Boston and Washington…

Andrew Ross Sorkin

I never understood that.

Hamid Moghadam

…those are series of discrete, very efficient things.  We are not that.  We are a global company.  We have multiple customer relationships.  Think of us more as a logistics business.  We just happen to be doing the real estate end of it.  So, it’s much more like a non-real estate company in terms of it’s complexity and in terms of issues.  Let me give you one example.  Between us, we have several thousand entities.  Now, it’s a complex business because of all different these regions of the world that we operate in and because of our private capital business.  We have all these entities.  Well, we can sit down and actually reduce a number of these entities that we use.  That’s a huge cost saving that we couldn’t do on our own.  So don’t think of us as just your normal, run of the day, good old fashioned real estate company.

Walt Rakowich

Also, let me add to that Andrew.  I think Hamid is talking about the cost synergy side but the fact of the matter is, is that we’re not just owning and renting real estate, as Hamid said. We’re growing, we’re developing every day. To the extent that you have a customer in multiple locations throughout the world, that customer now needs a new building, and needs to grow, and as they grow you are the logistic service provider for that company. So you have better opportunities to grow with your customers over time.

Andrew Ross Sorkin

Fair enough. Thanks, Walt and Hamid.

Carl Quintanilla

Congratulations.